FATHOM VIDEO INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Fathom Video Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Fathom Video Inc., which comprise the balance sheets as of January 31, 2022, and 2021, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Fathom Video Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
September 16, 2022

FATHOM VIDEO INC.
BALANCE SHEETS
JANUARY 31, 2022 AND 2021
(unaudited)

ASSETS

	2022	2021
CURRENT ASSETS		
Cash and cash equivalents	$ 2,246,816	$ 1,148,350
Stock subscription receivable	1,130	3
Prepaid expenses and other current assets	55,524	23,971
TOTAL CURRENT ASSETS	2,303,470	1,172,324
PROPERTY AND EQUIPMENT		
Property and equipment, net	16,293	16,620
OTHER ASSETS		
Software development costs	158,399	10,689
TOTAL ASSETS	$ 2,478,162	$ 1,199,633

LIABILITIES AND SHAREHOLDERS' EQUITY

	2022	2021
CURRENT LIABILITIES		
Accounts payable	$ 32,852	$ 38,941
Accrued expenses	13,267	9,348
Payroll liabilities	3,063	1,988
TOTAL CURRENT LIABILITIES	49,182	50,277
TOTAL LIABILITIES	49,182	50,277
SHAREHOLDERS' EQUITY		
Common stock, see note 4	987	963
Additional paid-in capital	2,376	-
SAFE obligations, net of financing costs	4,859,000	1,630,000
Accumulated deficit	(2,433,383)	(481,607)
TOTAL SHAREHOLDERS' EQUITY	2,428,980	1,149,356
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,478,162	$ 1,199,633

See independent accountant's review report and accompanying notes to financial statements.

FATHOM VIDEO INC.
STATEMENTS OF INCOME
JANUARY 31, 2022 AND 2021
(unaudited)

	2022	2021
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Depreciation expense	4,183	762
General and administrative	1,700,723	397,298
Software expenses	45,721	15,200
Professional fees	127,409	60,848
Sales and marketing	77,637	8,737
TOTAL OPERATING EXPENSES	1,955,673	482,845
NET OPERATING LOSS	(1,955,673)	(482,845)
OTHER INCOME/(EXPENSES)		
Interest income	260	-
Other income	3,637	1,238
TOTAL OTHER INCOME/(EXPENSES)	3,897	1,238
NET LOSS	$ (1,951,776)	$ (481,607)

See independent accountant's review report and accompanying notes to financial statements.

FATHOM VIDEO INC.
STATEMENTS OF EQUITY
JANUARY 31, 2022 AND 2021
(unaudited)

| | Common Stock | | Additional | SAFE | Retained Earnings | |
	Shares	Amount	Paid-in Capital	Obligations	(Accumulated Deficit)	Total
BEGINNING BALANCE, AUGUST 19, 2020 (INCEPTION)	-	$ -	-	-	$ -	$ -
Issuance of stock	9,625,000	963	-	-	-	$ 963
Issuance of SAFE obligations	-	-	-	1,630,000	-	$ 1,630,000
Net loss	-	-	-	-	(481,607)	$ (481,607)
ENDING BALANCE, JANUARY 31, 2021	9,625,000	$ 963	$ -	$ 1,630,000	$ (481,607)	$ 1,149,356
Issuance of stock	240,000	24	2,376	-	-	$ 2,400
Issuance of SAFE obligations	-	-	-	3,229,000	-	$ 3,229,000
Net loss	-	-	-	-	(1,951,776)	$ (1,951,776)
ENDING BALANCE, JANUARY 31, 2022	9,865,000	$ 987	$ 2,376	$ 4,859,000	$ (2,433,383)	$ 2,428,980

See independent accountant's review report and accompanying notes to financial statements.

FATHOM VIDEO INC.
STATEMENTS OF CASH FLOWS
JANUARY 31, 2022 AND 2021
(unaudited)

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,951,776)	$ (481,607)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	4,183	762
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(31,553)	(23,971)
Increase (decrease) in liabilities:		
Accounts payable	(6,089)	38,941
Accrued expenses	3,919	9,348
Payroll liabilities	1,075	1,988
CASH USED FOR OPERATING ACTIVITIES	(1,980,241)	(454,539)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(147,710)	(10,689)
Cash used for fixed assets	(3,856)	(17,382)
CASH USED FOR INVESTING ACTIVITIES	(151,566)	(28,071)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	1,273	960
Issuance of SAFE obligations	3,229,000	1,630,000
CASH PROVIDED BY FINANCING ACTIVITIES	3,230,273	1,630,960
NET INCREASE IN CASH	1,098,466	1,148,350
CASH AT BEGINNING OF YEAR	1,148,350	-
CASH AT END OF YEAR	$ 2,246,816	$ 1,148,350
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    Fathom Video Inc. (the "Company") was incorporated in the State of Delaware on August 19, 2020. The Company specializes in an application that records, transcribes, and highlights the key points from Zoom calls, so individuals can focus on the conversation and not taking notes.

    Going Concern
    Since Inception, the Company has relied on funds from SAFE obligations issued to fund its operations. As of January 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of January 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

    Fiscal Year
    The Company operates on a January 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of January 31, 2022, and 2021, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of January 31, 2022.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of January 31, 2022, and 2021, the Company had no accounts receivable.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Fathom platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company plans to begin amortizing the software development costs during the year ending January 31, 2023.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ending January 31, 2022 and 2021.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling additional add-ons to the Fathom software. The Company's payments will be generally collected upfront. For years ending January 31, 2022, and 2021 the Company recognized nil in revenue.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended January 31, 2022, and 2021 was nil.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1. **Summary of Significant Accounting Policies (continued)**

    New Accounting Pronouncements (continued)
    In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is still evaluating the effects of ASU 2020-06 on the financial statements.

    In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is still evaluating the effects of ASU 2018-15 on the financial statements.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

    Property and equipment consisted of the following at January 31, 2022 and 2021:

Property and equipment at cost:	2022	2021
Office Equipment	$ 21,238	$ 17,382
	21,238	17,382
Less: Accumulated depreciation	(4,945)	(762)
Total	$ 16,293	$ 16,620

4. **Equity**

    Common Stock
    Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 15,000,000 shares, at $0.0001 par value per share. As of January 31, 2022, and 2021, 9,865,000 and 9,625,000 shares have been issued and are outstanding.

4.   **Equity (continued)**

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of January 31, 2022, a total of 865,000 shares have been issued and all 865,000 shares have been exercised.

SAFE Obligations
Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs"). The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of stock. The agreements states a post-money valuation caps between $8,000,000 - $30,000,000 with no discount rate.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of January 31, 2022 and 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of January 31, 2022 and 2021, the Company had $4,859,000 and $1,630,000 of SAFE obligations outstanding, respectively.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of January 31, 2022, and 2021 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended January 31, 2022, and 2021.

5.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on August 19, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   **Subsequent Events**

Stock Split
In February 2022, the Company's board of directors declared ten to one stock split on the shares of the Company's common. Each shareholder of record received an additional nine shares of common stock for each share of common stock then held. Additionally, during the stock split, the Company increased its Equity Incentive Plan shares to 10,000,000 to reflect this change.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Inc and it's wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 3.75% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through September 16, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.